U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 5

              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check box if no longer subject to Section 16
    Form 4 or Form 5 obligations may continue. See Instruction 1(b). / / Form 3 Holdings Reported
/ / Form 4 Transactions Reported

1. Name and Address of Reporting Person

   HOLMES, ROBERT      W.
   (Last)  (First)  (Middle)

   215 Asharoken Avenue
   (Street)

   Northport, NY    11768
   (City)  (State)  (Zip)

2. Issuer Name and Ticker or Trading Symbol

   ACCLAIM ENTERTAINMENT, INC.  ("AKLM")

3. IRS or Social Security Number of Reporting Person (Voluntary)

   ###-##-####

4. Statement for Month/Year

   August, 1996

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person to Issuer (Check all applicable)

   /x/ Director                            / / 10% Owner
   / / Officer (give title below)          / / Other (specify below)

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                                                            Bene-
                                                                                            ficially
                                                          4. Securities Acquired (A)        Owned at  6. Ownership
                               2. Trans-                     or Disposed of (D)             End of       Form:
                                  action                     (Instr. 3, 4 and 5)            Issuer's     Direct      7. Nature of
                                  Date     3. Trans-      -----------------------------     Fiscal       (D) or         Indirect
                                  (Month/     action                    (A)                 Year         Indirect       Beneficial
1. Title of Security              Day/        Code           Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)       (Instr. 8)                (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  -------------  ------------  ---  ----------  -----------  -------------  ---------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action                     Acquired (A) or             (Month/Day/Year)
                                             Price of     Date                       Disposed of (D)          ----------------------
                                             Deriv-       (Month/  4. Transac-       (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/        tion Code   --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)       (Instr. 8)      (A)           (D)       able        Date
----------------------------------------  -----------  ----------  -------------  ------------  ------------  ----------  ----------
Options (rights to buy)                     $13.75         (1)         A (1)          (1)                        (1)       2/28/05

                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Year            (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------
Options (rights to buy)                 c/s                325,000          (1)         325,000           (D)


Explanation of Responses:
(1) These options, which were granted in February 1995, subject to stockholder approval of certain amendments to the Acclaim 1998 Stock Option Plan (the "Plan") (which approval was granted on August 7, 1996), represent the right to buy 325,000 shares of common stock under the Plan. Of such options, options to purchase 108,333 shares become exercisable on the first anniversary of the date of grant and the remaining options to purchase 216,667 shares will become exercisable in equal installments on the second and third anniversaries, respectively, of the date of grant.

    /s/ Robert W. Holmes                        October 11, 1996
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).